UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-9119
Report Date: April 1, 2002 to June 30, 2002



In the Matter of:
Central and South West Corporation
CSW Energy Services, Inc.

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation (CSW) pursuant to an order issued by the Securities and Exchange Commission (SEC) dated August 24, 1998 (HCAR 35-26910). This matter requires the filing of quarterly reports by CSW to the commission, concerning the business activities and financings carried out pursuant to the authorizations granted by this order, to contain the following information: (a) balance sheets and income statements for CSW Energy Services, Inc. (Services) as of the end of the reporting period covered; (b) a statement showing (i) revenues of Services derived from the EV Business (TotalEV) in the states comprising the Service Areas and (ii) revenues derived from the EV Business in all other states, both during the period covered and cumulatively;
(c) a description of expenditures and investments made by CSW and/or Services in EV Business activities, both during the period covered and cumulatively, including details in tabular form as to: (i) the amount(s) invested, the identity of all other corporations, parties or joint ventures involved, the percentage of Services' investment in joint arrangements, and a description of the activities being conducted, (ii) third party financing used to finance EV Business activities conducted by any entity in which CSW and/or Services has a direct or indirect ownership interest and (iii) financing obtained by CSW and/or Services in order to engage in EV Business activities; (d) a description of any state utility commission findings concerning EV Business activities or related transactions, and (to be filed as exhibits) copies of all applications to, and orders issued by, such commissions pertaining to EV Business activities or related transactions; and (e) a narrative description of Services' EV Business activities during the reporting period, including but not limited to, narrative information relating to all EV Business related contracts (i) with unrelated parties and (ii) between or among CSW system companies; and, provided further, that no later than August 15th of each year, Applicants will file balance sheets for Services as of June 30th of that year and income statements for Services for the six-month period ending June 30th of the year. This report covers the period from April 1, 2002 through June 30, 2002.

The requested information for the reporting period April 1, 2002 through June 30, 2002, is as follows:

a) Services balance sheet as of June 30, 2002 and income statement for the three months ended June 30, 2002 are attached as Exhibit 1 which is being filed confidentially under Form SE.

b)

 i.    Revenue derived from states within the service area:
               For the reporting period ended June 30, 2002:            None
               Inception to date:                                 $2,250,256

ii.      Revenue derived from states outside of the service area:
               For the reporting period ended June 30, 2002:            None
               Inception to date:                                $10,238,521

c) Description of expenditures and investments made by CSW and/or Services in the EV business for the reporting period ended June 30, 2002 and, inception to date, are attached in Exhibit 2.

d)    State Commission findings concerning EV Business activities:  None

e) Description of Services EV Business activities during the reporting period:

                      "CSW Total EV commenced its business of distributing electric bicycles and related products following SEC approval in late August of 1998. Through the fourth quarter of 2001, Total EV had placed some 47,000 environmentally-friendly e-bike products into the market place since its inception. Approximately 800 independent bicycle shops and entrepreneurs throughout the United States are retailing electric bicycles, scooters, and related products distributed by Total EV.

                   At the close of the fourth quarter of 2001, Total EV ended its distribution of electric bikes, electric scooters and related products. Total EV decided to exit the electric bike and scooter business after determining the business no longer fit the strategic direction of its parent company, AEP. Through 2002, Total EV has contracted for warranty services to satisfy all remaining obligations. At the end of 2002, the rights to the name of Total EV and other assets will transfer to Light Electric Vehicle Technologies, Inc., a privately held concern based in Pocatello, Idaho. Total EV has sold its remaining inventory during 2001 and transferred its distribution rights for certain products to other companies, where applicable. Contractual issues associated with these activities will be finalized in 2002.

                                S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Corporation has duly caused this report to be signed on its behalf on this 14th day of August 2002.

                                           Central and South West Corporation
                                           CSW Energy Services, Inc.


                                             /s/     Armando Pena
                                             -----------------------
                                               Armando Pena
                                               Treasurer

                                INDEX TO EXHIBITS






Exhibit
Number                               Exhibit


1 Balance sheet as of June 30, 2002 and income statement for the three months ended June 30, 2002 is filed confidentially under Form SE.


2 Description of expenditures and investments made by CSW and/or Services in the EV Business for the reporting period ended June 30, 2002 and inception to date.







Central and South West Corporation                                                                              EXHIBIT 2
File No:  70-9119                                                                                              Page 1 of 2
Report For Period:  April 1, 2002 to June 30, 2002


C Description of investments and expenditures made by CSW and/or Services in the EV Business:

    (i) Identify all other corporations, parties or joint ventures involved, the percentage of Services' investment in joint arrangements, and a description of the activities being conducted:

  INVESTMENTS
  a) For the reporting period ending:              June 30, 2002

               Parties Investing                     Percentage of      Services'        Description of Activities being
                                                     Investment         Investment                        Conducted
     --------------------------------------------  --------------     ---------------   --------------------------------------
     NONE                                                     0%         $     -                   N/A




  b) For the cumulative period ending:             June 30, 2002

                  Parties Investing                  Percentage of      Services'        Description of Activities being
                                                     Investment         Investment                 Conducted
     --------------------------------------------  --------------     ---------------   --------------------------------------
     NONE                                                     0%         $     -                   N/A






  EXPENDITURES

  a) For the reporting period ending:              June 30, 2002

                  Parties Investing                  Percentage of      Services'        Description of Activities being
                                                     Investment         Investment                        Conducted
     --------------------------------------------  --------------     ---------------   --------------------------------------
     NONE                                                     0%         $     -                   N/A





  b) For the cumulative period ending:             June 30, 2002

                  Parties Investing                  Percentage of      Services'        Description of Activities being
                                                     Investment         Investment                        Conducted
     --------------------------------------------  --------------     ---------------   ---------------------------------------
     NONE                                                     0%         $     -                   N/A








Central and South West Corporation                                                                            EXHIBIT 2
File No:  70-9119                                                                                            Page 2 of 2
Report For Period: April 1, 2002 to June 30, 2002


    Item C (cont'd)


    (ii)  Third party financing used to finance EV Business activities:

a)   For the reporting period ending:               June 30, 2002


                                                            Amount                                 Purpose of
               Name of Third party                         Financed                                 Financing
     -----------------------------------------      -----------------------      ------------------------------------------------
     NONE                                                 $       -                                N/A


b)   For the cumulative period ending:              June 30, 2002

                                                            Amount                                 Purpose of
               Name of Third party                         Financed                                 Financing
     -----------------------------------------      -----------------------      ------------------------------------------------
     NONE                                                 $       -                                N/A




    (iii) Financing obtained by CSW and/or Services in order to engage in EV
Business activities:

               The EV Business is totally financed through a combination of internally generated funds and short-term debt by the parent company, Central and South West Corporation.
